UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 13 August, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 13 August 2024: Appointment of Chief Financial Officer and Executive Director

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share code:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company or Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing or the Debt issuer)

APPOINTMENT OF CHIEF FINANCIAL OFFICER AND EXECUTIVE DIRECTOR

Shareholders and noteholders are referred to the SENS announcement of 2 May 2024, where Sasol advised that Mr Hanré Rossouw will step down as Chief Financial Officer and executive director of Sasol Limited on 31 October 2024 to pursue a career opportunity.

In compliance with para 3.59 of the JSE Listings Requirements and para 6.39 of the JSE Debt Listings Requirements, shareholders and noteholders are advised that the Board of Sasol Limited, following a thorough process considering both internal and external candidates, has appointed Mr Walt Bruns as Chief Financial Officer and executive director of Sasol Limited to replace Mr Hanré Rossouw. This appointment will take effect from 1 September 2024, in accordance with the Company's policy for the nomination of directors.

Shareholders and noteholders are further advised that Mr Hanré Rossouw will therefore step down as Chief Financial Officer and executive director of Sasol Limited on 31 August 2024.

Mr Bruns is currently the Chief Financial Officer of Sasol Southern Africa including Energy and Chemicals. He has been with Sasol for 15 years and has held a variety of senior management positions, including more than three years as Chief Financial Officer of Sasol's global chemicals business. Prior to Sasol, he worked for Deloitte in South Africa and the United States of America. Mr Bruns is well positioned to succeed Mr Rossouw, owing to his in depth knowledge of the Sasol business and his extensive global experience in both the chemicals and energy sectors. Mr Bruns will focus on driving sustainable value and supporting Sasol's strategic transformation for the future.

Mr Bruns is a certified chartered accountant in South Africa. He holds a Bachelor of Commerce degree from the University of Stellenbosch and post graduate diplomas from the University of Cape Town.

Ms Trix Kennealy, Chairman of the Sasol Audit Committee, said: "On behalf of the Board, I would like to thank Hanré for his significant contribution and leadership over the past two years, during particularly challenging times. The Board welcomes Walt and is looking forward to working with him. His background and experience are well aligned with Sasol's near and long-term objectives, and he will play a key role in re-shaping our financial success".

13 August 2024
Johannesburg

Equity Sponsor

Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (a division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 August 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary